

January 21, 2025

Via EDGAR
Ms. Shannon Davis
Mr. John Spitz
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE: First Business Financial Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-34095

Dear Ms. Davis and Mr. Spitz:

We appreciate you and Stephanie Sullivan for taking the time to speak with our team on January 10, 2025 at 9:00 a.m. CST. This letter is a follow up to that conversation and to our correspondence to you dated December 20, 2024 responding to the letter of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") dated December 10, 2024, to First Business Financial Services, Inc. (the "Corporation") regarding the Corporation's Annual Report on Form 10-K for fiscal year ended December 31, 2023 and Exhibit 99.1 to the Company's Form 8-K furnished to the Commission on October 24, 2024.

For your convenience, the comment provided by the Staff in the December 10th comment letter is as follows:

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Efficiency Ratio and Pre-Tax, Pre-Provision Adjusted Earnings, page 37

Staff Comment:
We note your presentation of "pre-tax, pre-provision adjusted return on average assets" on page 38, as well as in Exhibit 99.1 to your Form 8-K filed on October 24, 2024. This measure appears to exclude normal recurring operating expenses given the provision for credit loss is a primary expense in the banking industry. Please tell us how this measure is in accordance with Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G, or remove this measure from your future filings.

*   *   *   *   *

In accordance with our discussion of January 10th, management of the Corporation hereby confirms and agrees that the Corporation will discontinue the disclosure of or reference to the ratio of Pre-Tax, Pre-Provision Adjusted Earnings to Average Assets, which the Corporation has historically referred to as "Pre-Tax, Pre-Provision Adjusted ROAA," in all future reports and other materials filed with or furnished to the SEC.

If you have any questions or require any additional information, please advise us at your earliest convenience. You may reach me at 608-232-5977.

Sincerely,
First Business Financial Services, Inc.

By: /s/ Brian Spielmann
Name: Brian Spielmann
Its: Chief Financial Officer

cc: Godfrey & Kahn, S.C
        C. J. Wauters Esq. (via e-mail: CWauters@gklaw.com)